Exhibit 99.3

SUBSCRIPTION AGREEMENT

To: Core University Living Real Estate Income Trust
        1400 N. Kingsbury St
        Chicago, IL 60642

Re: *Subscription Agreement for the Purchase of Common Shares of Beneficial Interest (this "**Subscription Agreement**")*

CS RE Holdings, LLC, a Delaware limited liability company (the "**Investor**"), as of the 21ˢᵗ day of July, 2026 (the "**Issuance Date**"), subscribes for and agrees to purchase Class E common shares of beneficial interest, $0.01 par value (such shares to be purchased referred to herein as the "**Shares**"), of Core University Living Real Estate Income Trust (the "**Trust**"), a Maryland statutory trust, in an aggregate amount of $20 million pursuant to the terms and conditions of this Subscription Agreement. The Trust is externally managed and advised by CSF Asset Management Vehicle, LLC (the "**Adviser**"), an affiliate of the Investor.

The Investor acknowledges that the Trust will not register the issuance of the Shares under the Securities Act of 1933, as amended (the "**Securities Act**"), or any state securities laws (the "**State Acts**") in reliance upon exemptions from registration contained in the Securities Act and the State Acts, and that the Trust relies upon these exemptions, in part, because of the Investor's representations, warranties and agreements contained in this Subscription Agreement.

The Investor acknowledges that, prior to executing this Subscription Agreement, it has had the opportunity to ask questions of and receive answers or obtain additional information from a representative of the Trust concerning the financial and other affairs of the Trust and the terms and conditions of the offering of the Shares to which this Subscription Agreement relates, and, to the extent it believes necessary in light of its knowledge of the Trust's affairs, the Investor has asked these questions and received satisfactory answers.

1. The Investor represents, warrants and agrees as follows:

    a.   The Investor hereby agrees to purchase $20 million in Shares at current net asset value per Share calculated in accordance with the valuation guidelines of the Trust or, if the net asset value per Shares is not yet calculated, at a price of $10.00 per Share, to be paid in U.S. dollars by wire transfer, subject to the terms and conditions contained herein.

    b.   The Investor has carefully read this Subscription Agreement and, to the extent it believes necessary, has discussed with its counsel the representations, warranties and agreements that it makes by signing this Subscription Agreement and the limitations that apply to its resale of the Shares.

    c.   The Investor is purchasing the Shares for its own account, with the intention of holding the Shares for investment and with no present intention of dividing or allowing others to participate in this investment or of reselling or otherwise participating, directly or indirectly, in a distribution of the Shares; the Investor will not make any sale, transfer or other disposition of the Shares without registration under the Securities Act and the State Acts unless an exemption from registration is available under the Securities Act and the State Acts.

    d.   The Investor is a legal entity duly organized, validly existing and in good standing under the laws of Delaware. The Investor has all requisite power and authority to purchase the Shares, execute and deliver this Subscription Agreement and to perform all of the obligations required to be performed by the Investor hereunder, and such purchase and performance will not violate or contravene any law, rule or regulation binding on or applicable to the Investor or any investment guideline or restriction applicable to the Investor. The person executing this Subscription Agreement on behalf of the Investor is duly authorized to do so in the capacity in which such person is executing this Subscription Agreement. This Subscription Agreement and any other documents executed and delivered by the Investor in connection herewith have been duly authorized, executed, and delivered by the Investor, and are the legal, valid, and binding obligations of the Investor, enforceable against the Investor in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws of general application related to or affecting creditors' rights and by general equitable principles.

e. The Investor is familiar with the business in which the Trust is or will be engaged, and based upon its knowledge and experience in financial and business matters, it is familiar with the investments of the type that it is undertaking to purchase in this Subscription Agreement; it is fully aware of the problems and risks involved in making an investment of this type; and it is capable of evaluating the merits and risks of this investment.

f. The Investor is not relying on any communication (written or oral) of the Trust or any of its affiliates as investment or tax advice or as a recommendation to purchase the Shares. The Investor acknowledges that no U.S. federal or state or non-U.S. agency has passed upon the merits or risks of an investment in the Shares or made any finding or determination concerning the fairness or advisability of an investment in the Shares.

g. The Investor is an "accredited investor" as defined in Regulation D under the Securities Act. The investment that the Investor is undertaking in this Subscription Agreement corresponds with the nature and size of its present investments and net worth, and the Investor can financially bear the economic risk of this investment, including the ability to afford holding the Shares for an indefinite period or to afford a complete loss of this investment.

h. Except as otherwise disclosed to the Trust, the Investor hereby certifies that none of the disqualifying events or conditions (each, a "**Rule 506(d) Event**") described in Rule 506(d) under Regulation D promulgated under the Securities Act has occurred or is true as of the date hereof with respect to (a) the Investor or (b) any beneficial owner of the Investor which indirectly holds 20% or more of the total outstanding shares of the Trust. The Investor shall promptly notify the Trust, in the event that, after the date hereof, the foregoing sentence is no longer accurate.

i. The Investor acknowledges that neither the Trust nor any other person offered to sell the Shares by means of, and the Investor is not investing in the Shares as a result of, any form of general solicitation or advertising, including but not limited to: (a) any advertisement, article, notice or other communication published in any newspaper, magazine or similar media or broadcast over television or radio or (b) any seminar or meeting whose attendees were invited by any general solicitation or general advertising.

j. The principal office of the Investor is at the address shown under the signature on the signature page of this Subscription Agreement.

2. The Investor understands as follows:

a. The current facts surrounding this investment do not satisfy conditions under Rule 144 under the Securities Act ("**Rule 144**") that would permit the Investor to resell the Shares under Rule 144; the nature of the Trust's business and the conditions under Rule 144 make it unlikely that facts will ever exist to satisfy the conditions that would permit the Investor to resell the Shares under Rule 144; even if satisfaction of the conditions under Rule 144 should occur, the Investor may resell the Shares in reliance upon the provisions of Rule 144 only in limited amounts and in accordance with the other terms and conditions of Rule 144; and in connection with any resale of the Shares by the Investor that Rule 144 does not permit, the Investor must comply with some other applicable registration exemption.

b.   The Trust has no obligation to register the Shares or to comply with the conditions of Rule 144 or to take any other action necessary in order to make available any exemption for the resale of the Shares without registration.

c.   The Trust will not issue physical certificates for the Shares. Instead, the Shares will be recorded on the books and records of the Trust or the Trust's transfer agent.

3. The Shares purchased by the Investor described herein shall be subject to the following terms and conditions:

a.   Shares shall be subject to a three-year lock-up from the Issuance Date. Following the expiration of such lock-up, the Investor may, from time to time, request to have any Shares received in connection with this Subscription Agreement repurchased by the Trust pursuant to the Trust's share repurchase plan (the "**Share Repurchase Plan**"). Any such repurchases will be satisfied only after repurchase requests made by shareholders not affiliated with the Investor have been satisfied in full. In the event that the Shares received pursuant to this Subscription Agreement are held by a non-affiliate of the Adviser, or if the Adviser no longer serves as the Trust's adviser, then the redemption terms specified within this paragraph (including the three-year lock-up) shall terminate and be of no further force or effect and instead, the Investor may request to have additional Shares redeemed by the Trust pursuant to the Share Repurchase Plan pari passu with all other shareholders of the Trust. Additional Shares received by the Investor by virtue of its participation in the Trust's distribution reinvestment plan shall not be subject to the restrictions set forth in this paragraph.

b.   The Investor acknowledges that pursuant to the terms of the Share Repurchase Plan, should any repurchase, in the Trust's judgment, place an undue burden on the Trust's liquidity, adversely affect the Trust's operations or risk having an adverse impact on the Trust as a whole, the Trust may elect not to redeem or repurchase from the Investor, or may offer to purchase or redeem less than the amount of the repurchase request.

c.   The Investor acknowledges that pursuant to the terms of the Share Repurchase Plan, the Trust may in its sole discretion determine to suspend purchases or redemptions under this repurchase arrangement if it is prohibited from purchasing the Shares by a legal, contractual or regulatory restriction applicable to it or its affiliates.

4. The Trust hereby represents and warrants to the Investor as follows:

a.   The Trust is a legal entity duly organized, validly existing and in good standing under the laws of the state of Maryland. The Trust has all requisite power and authority to execute and deliver this Subscription Agreement and to perform all of the obligations required to be performed by it hereunder, and such performance will not violate or contravene any law, rule or regulation binding on or applicable to the Trust. The person executing this Subscription Agreement on behalf of the Trust is duly authorized to do so in the capacity in which such person is executing this Subscription Agreement.   This Subscription Agreement and any other documents executed and delivered by the Trust in connection herewith have been duly authorized, executed, and delivered by the Trust, as applicable, and are the legal, valid, and binding obligations of the Trust, enforceable against the Trust, as applicable, in accordance with their respective terms, except to the extent that enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium, and similar laws of general application related to or affecting creditors' rights and by general equitable principles.

       b.   Neither the offer and sale of the Shares nor the execution and delivery by the Trust of, and the performance by the Trust of its obligations under, this Subscription Agreement will result in a violation or default of, or the imposition of any lien upon any property or assets of the Trust or any of its subsidiaries pursuant to (a) any provision of applicable law, (b) its organizational documents, (c) the organizational documents, each as amended, of any subsidiary of the Trust, (d) any agreement or other instrument binding upon the Trust or any of its subsidiaries or (e) any order of any governmental entity, agency or court having jurisdiction over the Trust or any of its subsidiaries or any of its properties, except in the case of clauses (a), (c), (d) and (e) for any such violation, default or lien that would not, individually or in the aggregate, reasonably be expected to materially and adversely affect the Trust's business, financial condition or results of operations or the Trust's ability to perform its obligations under this Subscription Agreement.

       c.   No consent, approval, authorization, order, registration, qualification or filing of or with any governmental entity by the Trust is required in connection with the transactions contemplated herein, except such as may be required under the Securities Act or State Acts. No consent, approval, or authorization of any other person is required to be obtained by the Trust in connection with the transactions contemplated herein, except for any such consent, approval or authorization that would not reasonably be expected to materially and adversely affect the Trust's business, financial condition or results of operations or the Trust's ability to perform its obligations under this Subscription Agreement.

       d.   The Shares to be issued pursuant to the terms of this Subscription Agreement will, when issued, paid for and delivered, be duly and validly authorized, issued and delivered and shall be fully paid and non-assessable, and such Shares will be free and clear of all taxes, liens (other than transfer restrictions imposed hereunder, under the Declaration of Trust of the Trust or by applicable law), preemptive rights, subscription and similar rights.

    5.   The parties hereto agree as follows:

       a.   This Subscription Agreement shall be governed by and construed in accordance with the laws of the State of Maryland without giving effect to the conflict of laws provisions therein.

       b.   This Subscription Agreement contains the entire agreement between the parties with respect to the subject matter thereof. The provisions of this Subscription Agreement may not be modified or waived except in a writing signed by both parties.

       c.   The headings of this Subscription Agreement are for convenience of reference only, and they shall not limit or otherwise affect the interpretation of any term or provision hereof.

       d.   This Subscription Agreement and the rights, powers and duties set forth herein shall, except as set forth herein, bind and inure to the benefit of the heirs, executors, administrators, legal representatives, successors and assigns of the parties hereto. The parties hereto may not assign any of their respective rights or interests in and under this Subscription Agreement without the prior written consent of the other party, and any attempted assignment without such consent shall be void and without effect.

e.   If any part of this Subscription Agreement is held by a court of competent jurisdiction to be unenforceable, illegal or invalid, the balance of this Subscription Agreement shall remain in effect and unaffected by such unenforceability, illegality or invalidity.

[*Signatures on following page*]

IN WITNESS WHEREOF, the undersigned has executed this Subscription Agreement as of the day and year first above written.

CS RE HOLDINGS, LLC
a Delaware limited liability company

By: _____ /s/ Adam Grant _____
Name: _____ Adam Grant _____
Title: _____ General Counsel _____
1400 N. Kingsbury St
Chicago, IL 60642

_____ 92-0298898 _____
Employer Identification Number

ACCEPTED, as of the 21st day of July, 2026, by

Core University Living Real Estate Income Trust,
a Maryland statutory trust

By: _____ /s/ Adam Grant _____
        Adam Grant
        Secretary